So
2/10/03

03002007

SECURIT... ...EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB - 5 2003 MAIL PROCESSING SECTION WASH, D.C. 181

SEC FILE NUMBER
8-36184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31,2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brent Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Tobey Court
(No. and Street)

Pittsford	New YOrk	14534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irving Brent 585-586-2620
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fisher, Schacht & Oliver LLP
(Name — if individual, state last, first, middle name)

3445 Winton Place #113		Rochester, New York	14623
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Irving Brent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brent Capital Corp~~oration~~, as of January 22, 2003, ~~19~~XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRENT CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 22, 2003

OATH OR AFFIRMATION

I, Irving Brent , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Brent Capital Corporation as of December 31, 2002, are true and correct. I further affirm that neither the Corporation nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Sworn to before me this
22 day of January 2003

Notary Public

BARBARA J. OLIVER
NOTARY PUBLIC, STATE OF NEW YORK
MONROE COUNTY
MY COMMISSION EXPIRES MARCH 30, 2006

BRENT CAPITAL CORP~~ORATION~~
ROCHESTER, NEW YORK

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

PAGE

AUDITED FINANCIAL STATEMENTS

Independent Auditor's Report 1

Balance Sheet 2

Statement of Operations 3

Statement of Shareholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

SUPPLEMENTARY INFORMATION

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.. 7

Schedule of Other Operating Expenses 8

Computation of Net Capital Pursuant to Rule 15c3-1 9

Computation of Basic Net Capital Requirement 9

Computation of Aggregate Indebtedness 9

Reconciliation pursuant to Rule 17a-5(d)(4) 10

Exemption from Rule 15c3-3 10

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5.. 11-12

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(716) 427-0500 • Fax (716) 427-0218

INDEPENDENT AUDITOR'S REPORT

Mr. Irving Brent
Brent Capital Corp~~oration~~
Pittsford, New York

We have audited the accompanying balance statements of financial condition of Brent Capital Corporation as of December 31, 2002, and the related statements of operations shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brent Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Fisher, Schacht & Oliver LLP
FISHER, SCHACHT & OLIVER, LLP

January 22, 2003

BRENT CAPITAL CORPORATION
ROCHESTER, NEW YORK

BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Cash	$ 7,104
Accounts Receivable	2,202
TOTAL ASSETS	$ 9,306

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable	$ 2,005
Stockholder's Equity	
Common Stock - No Par Value; 200 Shares Authorized; 100 Shares issued and outstanding	10,000
Retained Earnings	(2,699)
Total Stockholder's Equity	$ 7,301
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$ 9,306

The accompanying notes are an integral part of the financial statements.

BRENT CAPITAL CORPORATION
ROCHESTER, NEW YORK

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Revenue - Commissions	$334,279
Operating Expenses	
Commissions - Others	276,515
Other	7,030
Total Operating Expenses	$283,545
NET INCOME	$ 50,734

The accompanying notes are an integral part of the financial statements.

BRENT CAPITAL CORPORATION
ROCHESTER, NEW YORK

STATEMENT OF SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Shareholder's Equity
Balance - January 1, 2002	$10,000	($ 3,933)	$ 6,067
Net Income	0	50,734	50,734
Dividends Paid	0	(49,500)	(49,500)
BALANCE - December 31, 2002	$10,000	($ 2,699)	$ 7,301

The accompanying notes are an integral part of the financial statements.

BRENT CAPITAL CORPORATION
ROCHESTER, NEW YORK

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities	
Net Income for the Year	$50,734
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:	
Accounts Receivable	(2,202)
Accounts Payable	2,006
Net Cash Provided by Operating Activities	$50,538
Cash Flows (Used) from Financing Activities	
Dividends Paid	(49,500)
Net Increase in Cash	$ 1,038
Cash Balance - January 1, 2002	6,066
CASH BALANCE - DECEMBER 31, 2002	$ 7,104

The accompanying notes are an integral part of the financial statements.

BRENT CAPITAL CORPORATION
ROCHESTER, NEW YORK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note A - The Company and Summary of Significant Accounting Policies

The Corporation

The Corporation was incorporated in the State of New York on March 1, 1985 and began business on March 1, 1985 as a broker-dealer in securities. The Corporation does not hold securities on behalf of its customers, and functions only as a commission broker.

Income Taxes

The Corporation has elected to be taxed as an "S" Corporation under Section 1362 of the Internal Revenue Code and under Chapter 103 of the New York State Tax Code. As an "S" Corporation the taxable income of the Corporation is generally passed through to the shareholder and taxed on an individual basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Net Capital Requirements

The Corporation is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission which requires net capital, as defined, shall be the greater of $5,000 or 6 2/3% of an aggregate indebtedness, as defined. The net capital as of December 31, 2002 was $7,301. The required capital at December 31, 2002 was $5,000.

BRENT CAPITAL CORPORATION

SUPPLEMENTARY INFORMATION

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(716) 427-0500 • Fax (716) 427-0218

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Mr. Irving Brent
Brent Capital Corp~~oration~~

We have audited the accompanying financial statements of Brent Capital Corporation as of December 31, 2002 and have issued our report thereon dated January 22, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 7 through 12 is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fisher, Schacht & Oliver LLP
Fisher, Schacht & Oliver, LLP

Rochester, New York
January 22, 2003

BRENT CAPITAL CORPORATION
ROCHESTER, NEW YORK

SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2002

Schedule of Other Operating Expenses	
Bank Service Charges	$ 72
Professional Fees	575
Regulatory Fees	6,383
TOTAL OPERATING EXPENSES	$7,030

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

BRENT CAPITAL CORPORATION
ROCHESTER, NEW YORK

SUPPLEMENTARY INFORMATION cont'd
YEAR ENDED DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1	
Total Corporation's Capital per Accompanying Statement of Financial Condition	$7,301
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
(1) Minimum net capital at 6 2/3% or aggregate indebtedness	$ 0
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$5,000
Net capital requirement (greater of (1) or (2) above)	$5,000
Excess net capital (net capital less net capital requirement)	$2,301
Excess net capital at 1.000% (net capital less 10% of aggregate indebtedness)	$7,301
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities per accompanying statement of financial condition	$ 0

BRENT CAPITAL CORPORATION
ROCHESTER, NEW YORK

SUPPLEMENTARY INFORMATION cont'd
YEAR ENDED DECEMBER 31, 2002

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Net capital as reported by the Corporation on Form X-17A-5, Part IIA Focus Report	$9,953
Net Capital As Reported In Supplementary Schedule Submitted With Audited Financial Statements	$7,301

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based upon rule Section (K)(1) - Limited business (mutual funds and/or variable annuities only)

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(716) 427-0500 • Fax (716) 427-0218

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Mr. Irving Brent
Brent Capital Corporation

In planning and performing our audit of the financial statements of Brent Capital Corporation for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fisher, Schacht & Oliver, LLP

Fisher, Schacht & Oliver, LLP

Rochester, New York
January 22, 2002